J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

February 3, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ChemoCentryx, Inc.
Registration Statement on Form S-1
Registration File No. 333-177332

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of ChemoCentryx, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on February 7, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 23, 2012:

(i)	Dates of distribution: January 23, 2012 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 6,163

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 170

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Sri Kosaraju
Name: Sri Kosaraju
Title: Executive Director

Citigroup Global Markets Inc.

By:	/s/ Sujal Shah
Name: Sujal Shah
Title: Director

[Signature Page to the Acceleration Request]